Exhibit 21.1 - List of Subsidiaries

Name	Percentage Owned

American Spring Pharmaceutical, Inc.	100%
Gansu Dasheng Biotechnology Company	100%
Yangling Elemiss Foods Company, Ltd.	60% (owned by Gansu Dasheng Biotechnology Company)
Hainan Lüshen Biology Technology Company	80% (owned by Gansu Dasheng Biotechnology Company)